Exhibit 99.1

News Release

August 28, 2020

Turquoise Hill announces increased 2021 gold production outlook and files 2020 Oyu Tolgoi Technical Report

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced increased 2021 gold production outlook, and filed an updated technical report for the Oyu Tolgoi Project (the “Project”) prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”) and CIM definition standards for Mineral Resources and Mineral Reserves (2014). Prepared with the assistance of AMC Consultants Pty Ltd, the 2020 Oyu Tolgoi Technical Report (the “2020 OTTR”), updates the Oyu Tolgoi Technical Report dated October 14, 2016. On July 2, 2020, Turquoise Hill announced that the 2020 Oyu Tolgoi Feasibility Study (the “Feasibility Study”) had been completed, incorporating the new mine design for Hugo North Lift 1 Panel 0 and that this new design reduced the mineral reserve estimates for the Hugo North underground mine due to the inclusion of two structural pillars, to the north and south of Panel 0, to protect ore handling infrastructure.

Gold production outlook for 2021 has increased to a range of 500,000 – 550,000 ounces from 450,000 – 500,000 ounces. This increase in the gold production outlook is the result of initiatives implemented by Oyu Tolgoi that have brought the higher grade gold bearing ore from the South West pit forward into 2020 and 2021.

Highlights of the 2020 OTTR as the underground mine ramps up include:

•	Lowest quartile C1 cash costs estimated between 2021 - 2030[1]

•	Expected copper production growth of 315% from 2022 – 2028

•	Expected gold production growth of 140% from 2022 – 2028

•	Net cash flow after tax of $12.7 billion between 2024 – 2030[2]

[1]

Based on Wood Mackenzie’s 2025 C1 Cash Cost curve (composite) for copper mines, using the annual average C1 cash cost of $0.65/lb for Oyu Tolgoi between 2021-2030. C1 cash costs is a non-GAAP (Generally Accepted Accounting Principles) measure. Non-GAAP measures have a non-standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. Refer to Section – “Non-GAAP Measures” – of the Company’s management’s discussion and analysis for the three and six months ended June 30, 2020 (“Q2 2020 MD&A”).

[2]

Net cash flow after tax is presented on a 100% project and pre-finance basis, exclusive of any expenses related to financing. Refer to Table 22.5 – “Statement of Cash Flows” – in Chapter 22 of the 2020 OTTR for supporting information. The Company’s disclosed incremental funding requirement of $3.6 billion incorporates principal repayments of $1.9 billion and interest and similar charges of $1.1 billion. Refer to the Company’s July 16, 2020 press release.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The 2020 OTTR does not reflect the impacts of the COVID-19 pandemic, which continue to be assessed. A number of work fronts have been directly impacted by the pandemic, including but not limited to Shafts 3 and 4, which have been placed into care and maintenance since April 2020. These two Shafts will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2; they do not directly impact the production ramp up for Panel 0. At this stage it remains uncertain when Shafts 3 and 4 sinking works, which are dependent on specialist personnel returning to site, can be reasonably expected to resume. Work on primary crusher 1 and the materials handling system continues, but productivity has been significantly impacted by the reduction in specialist personnel on site as well as by the cap on site workforce numbers associated with COVID-19 precautions. In an attempt to mitigate the impact of these Covid-related effects, lateral development personnel are being strategically redeployed to support the work on critical path infrastructure components including primary crusher 1 and the materials handling system. A further update quantifying the impact of COVID-19 on costs and schedule is expected in Q4 2020.

Detailed study, design, engineering and optimisation work is ongoing to support the definitive estimate, which remains due in the fourth quarter of 2020.

The 2020 OTTR updates the Project’s mineral resources and mineral reserves and is now available under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Disclosure of a scientific or technical nature in this news release was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company, who is a “qualified person” as set forth in NI 43-101.

The Company will host a conference call and webcast to discuss OTTR 20 on Wednesday, September 2, 2020 at 8am EST / 5am PDT. The conference call can be accessed through the following dial-in details:

North America: +1 888 390 0546

United Kingdom: + 0 800 652 2435

Australia: +1 800 076 068

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein and in the 2020 OTTR, including statements relating to matters that are not historical facts and statements of beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

These include, but are not limited to, statements and information regarding: economic analyses; cost reporting, operating costs and capital expenditures; development plans for processing reserves; projected recovery rates; the generation of cash flows; matters relating to exploration and expansion; project schedule; communications with local stakeholders and community relations; negotiation and completion of transactions; commodity prices; exchange rates; mineral resources, mineral reserves, realization of mineral reserves; the development approach including concepts for developing Oyu Tolgoi mineral resources, the timing and amount of future production; liquidity, funding sources, funding requirements and planning; timing of studies, announcements and analyses; timing and status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; economic conditions; exploration plans; anticipated business activities; planned expenditures; corporate strategies and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, regulatory and political matters that may influence or be influenced by future events or conditions and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: present and future business strategies; local and global economic conditions, and the environment in which the Company will operate in the future; the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; anticipated location of certain infrastructure in Hugo North Lift 1; sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Feasibility Study and in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

This press release and the 2020 OTTR also contain references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in therein are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the 2019 AIF, as supplemented by the “Risks and Uncertainties” section of the Company’s Q2 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the 2019 AIF and in the “Risks and Uncertainties” section of the Q2 2020 MD&A that may affect future results is not exhaustive. When relying on forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com